UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

FaultLine Issuer LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

February 14, 2024

Physical Address of Issuer:

6375 Richmond Hwy, Apt 564, Alexandria, VA, 22306

Website of Issuer:

https://www.youtube.com/c/NeverMyFault

Current Number of Employees:

0

	Most recent fiscal year-end (2024)*	Prior fiscal year-end (2023)
Total Assets	$34,462	N/A
Cash & Cash Equivalents	$32,472	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$4,744	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold*	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$(41,406)	N/A

*The Company was formed on February 14, 2024 and results are since inception.

Table of Contents

April 30, 2025

FaultLine Issuer LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Faultline Issuer LLC (the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.youtube.com/c/NeverMyFault no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

FaultLine Issuer, LLC
_____
(Issuer)

By: /s/ FaultLine, LLC
_____
(Signature)

By: /s/ Sean Hansen, Manager
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ FaultLine, LLC
_____
(Signature)

By: /s/ Sean Hansen, Manager
_____
(Name)

Manager
_____
(Title)

April 30, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

FaultLine Issuer LLC

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

FaultLine Issuer LLC (the "**Company**') is a limited liability company formed in the state of Delaware on February 14, 2024 and is managed by FaultLine LLC, a Virginia limited liability company ("**FaultLine**") or the "**Manager**"). The Company's purpose is to own, maintain and enforce certain payment obligations (the "**Rights**") pertaining to certain revenue generated by Sean Hansen (the "**Talent**") and/or its loan out company, FaultLine LLC (the "**Loan Out Company**", and together with the Talent, the "**Talent Group**"). For the avoidance of doubt, the Loan Out Company is also the Company's Manager.

The Company's sole source of revenue will be derived from the Talent Group's activities pursuant to the terms of the **Exclusive Purchase Option Agreement** (the "**EPO Agreement**"). The Company, upon exercise of the **Option** (defined below), will be entitled to be distributed a certain portion of the **Talent Revenue** (defined below) attributable to the **Talent Activities** (defined below), if and when such revenues are generated, which in turn will be distributed, in part, to the holders of the Securities. Thus, the Securities may generate periodic revenue and have the potential to increase in value as the Talent's career progresses.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.youtube.com/c/NeverMyFault. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and the Manager is just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

There is no assurance that the Company will be able to continue as a going concern.

Our independent registered public accounting firm has indicated that our current liquidity position raises substantial doubt about our ability to continue as a going concern. The Company has generated no revenue and has accumulated losses since inception. There is no guarantee the Company will have sufficient liquidity to meet its operating commitments. If the Company does not generate sufficient liquidity, it will not be able to continue as a going concern, which would cause the Securities to lose value.

Our revenue payment scheme is complex, and it is difficult to estimate the amount payable under the Exclusive Purchase Option Agreement.

The Company is a party to that certain Exclusive Purchase Option Agreement (defined below) under which it will acquire certain payment obligation rights in consideration, in part, for making substantial payments to the Talent Group. We believe that under the Exclusive Purchase Option Agreement, and relevant statutes, digital content streaming platforms, on-demand content platforms, and other media outlets are required to pay royalties to copyright owners, including the Talent Group, in order to stream content. The determination of the amount and timing of such payments is complex and subject to a number of variables, including the revenue generated, the type of content streamed and the country in which it is streamed, the service tier such content is streamed on, identification of the appropriate license holder, size of user base, other platform specific metrics, and any applicable advertising fees and discounts, among other variables. Additionally, there may be other certain arrangements whereby royalty costs are paid in advance or are subject to minimum guaranteed amounts. An accrual is estimated when actual royalty costs to be incurred during a contractual period are expected to fall short of the minimum guaranteed amount. The Company is not a party to any such agreements and has no ability to enforce or control the outcome of any disputes relating thereto. Failure on the part of others, including the Talent Group, to accurately collect on royalties may adversely affect our business, operating results, and financial condition.

The Company's sole source of revenue will be derived from the Talent Group's earnings.

The Company will rely on the Talent's current fan base and its ability to attract new fans to watch and share new content to increase total streams, which equates, indirectly, to potentially greater revenue for Investors. Since audience appeal depends on critical reviews and changing public taste, predicting size, engagement, and loyalty of the Talent's fan base can be unpredictable. The success of the Company is directly correlated with the success and adoption of the Talent's content among digital streaming platforms, on-demand content platforms and other media outlets, and their end users.

We have access to limited and potentially incomplete historical performance and earnings data for the Talent Group.

The Company has limited due diligence information relating to the Talent Group's historical performance. Moreover, we have little information signaling the likelihood of long-term performance of the Talent Group's existing content and other professional, revenue generating activities, and the potential revenue payments to be derived therefrom. As a result, any revenue payments derived from the Talent Group's content and other activities may generate lower revenue than we anticipate.

The Talent Group is not obligated to use its proceeds in a manner that benefits the Company or otherwise accretes value to the Investors.

The Manager has complete discretion to determine how Company funds are used to pay the Talent, including the timing of such payments. The Manager may determine to pay the entirety of such proceeds to the Talent up front, without inquiring into whether such payments are being used in a manner intended to increase returns for the Company or the Investors.

Cash received from the revenue payments derived from the Talent Group's content will depend upon the continued popularity of the Talent, and we do not have any rights to require the Talent Group to take any actions to attract or maintain or otherwise generate revenue payments.

All of the Talent Revenue (defined below) is contingent on continued popularity of the Talent and is not guaranteed. The Talent Group has a limited obligation to take any actions to promote the Talent's content. There is no guarantee that the Talent Group will promote the Talent's content or otherwise attempt to popularize it beyond its initial contractual obligation. In addition, even if the Talent Group continues to promote the Talent's content, there is no guarantee that such activities will increase the value of the content and total Talent Revenue accordingly. As a result, we cannot ensure that the Talent Group's content will be popular and, if popular, continue to be popular and generate revenue payments.

The valuation of the expected revenue payments requires us to make material assumptions that may ultimately prove to be incorrect. In such an event, we could suffer significant losses that could materially and adversely affect our results of operations.

Our only asset is the Option (defined below), which, if exercised, entitles the Company to distributions of a certain portion of the Talent Revenue (defined below) attributable to the Talent Activities (defined below). This asset's fair market value has been assessed arbitrarily by our Manager as there is currently no active market where we are able to observe quoted prices for identical assets. As a result, our valuation of our asset incorporates significant inputs that are not observable. Fair value of future expected revenue payments is determined by measuring expected returns and anticipated length of the popularity of the Talent Group and its content. However, the valuation of the expected revenue payments upon exercise of the Option is highly speculative due to the heavily subjective nature of identifying comparable content creators and is inherently difficult due to the uniqueness of the content and limited number of available comparable content creators.

The Company's success depends on the experience and skill of the Talent, both for the success of the business as well as the management of the Manager.

We are entirely dependent on the Talent, both in his capability to generate revenues for the underlying business and management of the Manager. The Talent's performance the responsibilities directly impacts, whether positively or negatively, the Company's business, financial condition, cash flow and results of operations.

Although the Company is dependent on the Talent Group, the Talent owes no fiduciary duty to the Company and any fiduciary duties owed to the Company and you by the Talent Group have been waived.

Since the Talent is neither a manager nor an officer of Company, Talent owes no fiduciary obligations to either the Company or you. In addition, pursuant to the Company's Operating Agreement, the Company and its Members waive any fiduciary duties owed by the other Members, including the Manager. As a result, neither the Company nor you may have any direct recourse against the Talent Group, whether under the Exclusive Purchase Option Agreement, under the securities laws, or otherwise, related to fiduciary duties.

Although dependent on the Talent, the Company does not have any key person life insurance policies on the Talent or any other people.

We are dependent on the Talent in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

Damage to our reputation and that of our Manager or the Talent could negatively impact our business, financial condition and results of operations.

Our reputation is critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes investor loyalty to our Talent could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

BUSINESS

Description of the Business

The Company's purpose is to own, maintain and enforce certain payment obligations derived from certain revenue generated by Sean Hansen (the "**Talent**") and/or its loan out company, FaultLine LLC (the "**Loan Out Company**", and together with the Talent, the "**Talent Group**"). For the avoidance of doubt, the Loan Out Company is also the Company's Manager.

Talent is the entrepreneur behind a media company that has achieved significant online presence through content creation on various YouTube channels, with a total audience exceeding 1.6 million subscribers. Starting as a content creator at 13, Sean committed full-time to this endeavor by the end of 2022, significantly growing his main channel, NeverMyFault, to over 1.5 million subscribers, alongside developing other channels focused on gaming and skit-based content. His business operates by creating engaging digital content and entering into brand partnerships for promotions, targeting a primary audience of males aged 16 and older. This venture offers an insight into the evolving digital media landscape, showcasing a successful model of content-driven audience engagement and monetization through brand deals.

Business Plan

FaultLine Issuer LLC will sell the Securities to a user base of fans and enthusiasts of Talent's content. Through the support of our Manager and the Talent Group, we will strive to distribute a predetermined portion of the Talent Group's revenue to our investors perpetually until such time as the Company is dissolved in accordance with the provisions of the Company's Operating Agreement. See "*TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST*" and "*BUSINESS – The Exclusive Purchase Option Agreement*" for more information.

Customer Base

Talent's customer base primarily consists of males aged 16 and older, indicative of a young, predominantly male audience with interests that align with his content offerings. This demographic is typically engaged in digital entertainment and is likely to be active on social media and gaming platforms. They are drawn to Talent's channels for content that resonates with their preferences, such as gaming, specifically Fortnite, and skit-based videos. This audience segment values authentic, engaging, and entertaining content that speaks to their interests and lifestyle. As digital natives, they are also potential consumers for brands and products featured in Talent's brand deals, suggesting their significant influence as a consumer group in the digital media space.

Company Revenue

The Company's sole source of revenue will be derived from the Talent Group's activities pursuant to the terms of the **Exclusive Purchase Option Agreement**. The Company, upon exercise of the **Option** (defined below), will be entitled to be distributed a certain portion of the **Talent Revenue** (defined below) attributable to the **Talent Activities** (defined below), provided that Talent's earnings exceed an annual revenue threshold of $60,000 (as subsequently adjusted for inflation), which in turn will be distributed, net of Company costs or expenses, to the holders of the Securities. Notably, if the annual revenue threshold is not met in any annual period, there will be zero distributions to the Company during that period. Furthermore, the Securities may generate periodic revenue and have the potential to increase in value as Talent's career progresses.

Notably, while the Company's right to receive a certain portion of Talent Revenue is perpetual, it shall not apply with respect to Talent Activities agreements entered into after the Talent Activities Term (defined below).

For the purposes of this Form C-AR, "**Talent Revenue**" means (i) any and all amounts, monies, revenue, consideration, and other compensation, in whatever form (whether cash (whether fixed, contingent, percentage, on a royalty basis or otherwise), equity (whether stock, stock options, warrants or otherwise), equity, goods, services, or otherwise) received pursuant to a Talent Agreement or otherwise from Talent Activities less only (ii) reasonable, actual, customary, verifiable, documented amounts due and payable to Talent's applicable representatives, including, without limitation, Talent's agent, business manager, manager and/or entertainment legal counsel from any amounts referenced in (i) above.

For the purposes of this Form C-AR, "**Talent Activities**" means any and all activities undertaken by or on behalf of Loan Out Company or Talent (or by any person or entity for or on behalf of Loan Out Company or Talent) that (i) are directly or indirectly related to Talent's public persona, (ii) arise primarily based upon Talent's public persona and/or (iii) arise as a direct or indirect result of Talent's public persona. The Talent Activities may include, without limitation, (a) any services performed by Talent or Loan Out Company relating to the Talent's public persona, services where there is content/materials utilizing Talent's public persona, any engagements in media, entertainment, or consumer-related projects that capitalize on and/or are enhanced by the Talent's public persona; (b) investments made before or during the Talent Activities Term, including shares in founded startups, active investments, interests in general partnerships and management companies of funds, digital assets, and equity compensation, where such investments are related to or are made available to Talent or its loan out company in connection with Talent's public persona; and (c) business ventures and/or companies created before or during the Talent Activities Term where such ventures and/or companies are related to Talent's public persona.

For the purposes of this Form C-AR, "**Talent Activities Term**" means the time period beginning on the effective date of the EPO Agreement (as defined below) and ending on the (10th) anniversary thereof.

The Exclusive Purchase Option Agreement

The Company and the Loan Out Company entered into an exclusive purchase option agreement (the "**EPO Agreement**") dated March 11, 2024 that outlines the terms and conditions regarding the Company's option (the "**Option**") to purchase a 10% undivided interest in the Talent Revenue (the "**Talent Revenue Percentage**") from the Talent Group.

Pursuant to the EPO Agreement, the Loan Out Company will take all necessary steps to satisfy obligation to pay a percentage of the Talent Revenue associated with the Talent Activities for any year during the Talent Activities Term that the Talent earns at least $60,000 as adjusted annually for inflation. The Loan Out Company must provide the Issuer with a list of all Prior Talent Agreements and update the Issuer on any changes or new agreements. The Loan Out Company also has associated reporting and audit obligations. The Loan Out Company and Talent indemnify the Company and associated parties against liabilities arising from the Talent's public persona, Talent Agreements, and any breach of representations. The Loan Out Company and Talent agree not to sue the Company and associated parties for any claims related to the EPO Agreement. In addition, the EPO Agreement provides for restrictions on the assignment of the EPO Agreement by Loan Out Company without the Company's approval, whereas the Company may assign its rights with internal approval.

Management Services and Expense Agreement

The Company and the Manager entered into a certain management services and expense agreement (the "**MSE Agreement**") dated March 11, 2024. Under the terms of the MSE Agreement, the Manager will provide the Company certain services, including, but not limited to, general financial, strategic and corporate advisory and consulting services; general administration and clerical support services; and general business management services, including accounting, controllership, finance, financial reporting, treasury, corporate tax analysis and preparation, executive management services, human resources management, information technology systems and management and strategic and business planning services. In exchange for such services, the Company has agreed to compensate the Manager by reimbursing, or otherwise advancing on behalf of the Manager: (i) its operating expenses, which in no event shall exceed the net proceeds from the sale of the Securities, and (ii) for such additional services as agreed to by the parties from time to time.

Competition

The markets in which we operate are highly competitive. The Company faces competition from other companies and individuals with better funding or more experience in the content streaming industry. These competitors include other content creators and streamers worldwide, including comedy skits or gaming videos. Many of these creators may have access to other substantial financial, technical, and human resources, which could give them advantages in developing and marketing their content. These competitors can take away market share from the Talent Group, which in turn could significantly impact revenues for the Company.

Intellectual Property

The Company licenses certain intellectual property rights from the Talent Group, including the right to use the Talent's name and likeness in connection with the Company's business. Notwithstanding the foregoing, the Company does not, and is not expected to, own any intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Litigation

From time to time, Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on Company's business because of defense and settlement costs, diversion of resources and other factors. The Company is currently not subject to litigation.

MANAGERS, OFFICERS AND KEY PERSONS

The managers, officers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sean Hansen	Manager of the Manager of the Issuer and the Talent	Video Editor, Youtube Channels, January 2020 to Present	Rowan University, Cinematography and Film/Video Production, Class of 2026

Biographical Information

Sean Hansen: Sean is the entrepreneur behind a media company that has achieved significant online presence through content creation on various YouTube channels, with a total audience exceeding 1.6 million subscribers. Starting as a content creator at 13, Sean committed full-time to this endeavor by the end of 2022, significantly growing his main channel, NeverMyFault, to over 1.5 million subscribers, alongside developing other channels focused on gaming and skit-based content. His business operates by creating engaging digital content and entering into brand partnerships for promotions, targeting a primary audience of males aged 16 and older. This venture offers an insight into the evolving digital media landscape, showcasing a successful model of content-driven audience engagement and monetization through brand deals.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law and under the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of membership interests in the Company, comprised of 2,400 units of Class A Membership Interests (the "**Class A Units**"), of which 0 units of Class A Membership Interests are issued and outstanding, and 100 units of the Company's Class B Membership Interests (the "**Class B Units**," collectively with the Class A Units, the "**Units**")), all of which Class B Units are issued.

The Class A Units have no voting rights and will share in any distributions. Class B Units are owned by the Manager, have all the voting rights and will not share in any distributions. See '*OTHER MATERIAL TERMS*' for more information.

Outstanding Equity Interests

As of the date of this Form C-AR, the Company's issued and outstanding equity interests consist of:

Type	Class A Units
Amount Outstanding	2,800 Class A Units
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Class A Membership Interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security.	96.55%

Type	Class B Units
Amount Outstanding	100 Class B Units
Voting Rights	One vote per Class B Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class B Units will not dilute the Class A Units as Class B Units are not entitled to distributions
Percentage ownership of the Company by the holders of such security.	3.45%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has no outstanding Options, SAFEs, Convertible Notes or Warrants.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class B Units	$1.00	100	N/A	February 14, 2024	Section 4(a)(2)
Class A Units	$71,124	2,800	Payments to Talent	September 30, 2024	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
FaultLine LLC*	100 Units of Class B Membership Interests	100%

*FaultLine LLC is 100% owned by Sean Hansen, who is the Manager of this entity. Sean Hansen is also the Talent as referenced herein.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

FaultLine Issuer LLC is a special purpose vehicle whose primary purpose is to hold certain revenue rights related to the Talent Group's content pursuant to the Exclusive Purchase Option Agreement. The Company was formed in Delaware as a limited liability company on February 14, 2024.

The Company is currently managed by FaultLine LLC, a Virginia limited liability company, formed on February 13, 2024.

Cash and Cash Equivalents

As of March 31, 2025, the Company, together with its Manager, have an aggregate of $23,422 in cash and cash equivalents. As discussed herein, funds are reserved to provide for expenses for the duration of the Talent Revenue payout under the EPO Agreement, with no runway available.

Liquidity and Capital Resources

In September 2024, the Company completed an offering pursuant to Regulation CF and raised $71,124.

The Company may raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) The Company, the Loan Out Company, and the Talent entered into that certain Exclusive Purchase Option Agreement wherein the Company was granted the Option to acquire up to a 10% undivided interest in the Talent Revenue. See "*BUSINESS – The Exclusive Purchase Option Agreement*" for more information.

(b) Pursuant to that certain Management Services and Expense Agreement, the Manager will provide the Company certain services in exchange for certain fees, compensation, and reimbursements (capped at approximately $100,000). See "*BUSINESS – Management Services and Expense Agreement*" for more information.

(c) Sean Hansen is the manager of the Loan Out Company. The Loan Out Company is the Manager of the Company. Sean Hansen is also the Talent.

Conflicts of Interest

The proposed structure and method of operation of the Company gives rise to certain inherent conflicts of interest among the Company, the Manager, the Loan Out Company, the Talent, the Class A Members, and each of their affiliates. Notably, the Manager is also the Loan Out Company, and the Talent is the manager and sole member of the Manager and the Loan Out Company. The Manager (and the Loan Out Company), the Talent, their members and each of their affiliates may act as managers of other limited liability companies, as general partners of partnerships, or in an active role in other businesses. Prospective investors should carefully consider the following important, potential conflicts of interest and those described with the risk factors before investing in the Company. See '*RISK FACTORS*' for more information. Additional conflict of interest may be, but are not limited to, the following:

(a) *The Manager will receive compensation from the Company.* The Manager will be compensated in the form of the Management Fee for services rendered to the Company pursuant to the terms of the Company's Operating Agreement. Furthermore, the Loan Out Company will be entitled to certain compensation and fees payable by the Company under the terms of the MSE Agreement. Therefore, given that the Manager and the Loan Out Company are the same entity, in the event there is any discretion as to the fees or compensation payable by the Company to the Loan Out Company pursuant to the terms of the Company's Operating Agreement or MSE Agreement, such determinations will not be made at arm's length. The only contractual limitation to the self-dealing nature of the MSE Agreement is for the Company and Loan Out Company to exercise good faith in their dealings. See '*MANAGEMENT COMPENSATION AND FEES*' herein for more information.

(b) *The Manager may not have the benefit of separate professional advisors and legal counsel.* Attorneys, accountants, and/or other professionals representing the Company may also provide professional services to the Manager, the Loan Out Company and the Talent. It is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

(c) *The Company is reliant on the Talent Group's ability to generate the Talent Revenue*. The Company's exclusive source of revenue is in connection with the Talent Group's distribution of certain payment obligations the Company pursuant to the Exclusive Purchase Option Agreement. The Talent Group, however, has a limited obligation to take any actions to promote the Talent's content, or engage in activities that generate revenue that qualifies as Talent Revenue. There is no guarantee that the Talent Group will create new content, promote the existing content or otherwise attempt to popularize it on a continuous, going forward basis. Further, the Company has no authority to require the Talent Group to popularize Talent's content or to attempt to generate additional qualifying revenue. Unforeseen circumstances may influence the Talent Group's willingness to continue creating and popularizing its content, which could have a material, adverse effect on the Company.

Other Material Terms

Summary of Key Terms of the Operating Agreement

<u>The Members</u>

Limited Liability: Offset Against Future Distributions:	No Member will be personally liable for the debts or obligations of the Company for any amounts in excess of the amount of its Capital Contributions to the Company (or the amount of Capital Contributions that were required to be made to the Company, if greater), plus such Member's share of the undistributed profits of the Company to which they are entitled, plus, to the extent required by law, or as otherwise described in the Operating Agreement, any amounts distributed by the Company to such Member; provided, that the foregoing shall not be construed in any way to alleviate a Member's obligations to the Company. Future distributions of available cash and cash equivalents, if any, may be offset by any debts or obligations of the Company.
No Voluntary Redemptions of Withdrawals:	So long as a Member continues to hold any Class A Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any person who is a Member ceases to hold any Class A Unit, such person shall no longer be a Member. Notwithstanding the foregoing, the Manager may require a Member to withdraw all or any portion of its Class A Units in the Company immediately, with no prior notice, if the Manager deems it to be in the best interests of the Company to do so because the continued participation of such Member in the Company might cause the Company to violate any law, rule or regulation, expose the Company or the Manager to the risk of litigation, arbitration, administrative proceedings or any similar action or proceeding or otherwise have an adverse effect (whether legal, regulatory, tax otherwise) on the other Members, the Company, the Manager or any of its or their affiliates.
Voting Rights:	Class A Members shall not be entitled to vote unless the right to vote is expressly granted by the Manager, the Operating Agreement, or by Applicable Law.

<u>Management</u>

Management of the Company; Authority of the Manager:	Management and control of the Company will be vested exclusively in the Manager. The Manager is permitted to delegate to a third-party manager selected by the Manger in its sole discretion, all of the powers of the Manager, provided that no such delegation shall reduce the responsibility of the Manager for the conduct of the Company and the Manager shall be liable for the conduct of any third-party manager as if such conduct were the conduct of the Manager. Furthermore, the Manager shall be permitted to assign its interest in the Management Fee (defined below) to such third-party manager in its sole discretion.
Compensation and Reimbursement of Manager:	The Manager shall earn a quarterly management fee equal to 2.5% of all quarterly gross revenue generated by the Company on a perpetual basis, distributed no less than quarterly (the "**Management Fee**"). Additionally, the Company shall reimburse the Manager for all reasonable, ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities. All reimbursements for expenses shall be reasonable in amount in the aggregate for any Fiscal Year.
Removal or Resignation of Manager:	The Manager may not be removed. The Manager may resign and appoint a new Manager, including an affiliate of the Manager, as the Manager of the Company without the consent of the Members. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a withdrawal of a Member.

Limitation of Liability:	The Company's Operating Agreement is not intended to, and does not, create any fiduciary duty on the Manager and generally seeks to protect the Manager from legal claims made by the Members to the maximum extent permitted by law. For example, the Manager will not be liable to the Company for any act or omission that, in good faith, the Manager determined in good faith that such conduct was in the best interests of the Company and such conduct did not constitute fraud, gross negligence or reckless or intentional misconduct. Nothing in the above should be construed as relieving, or attempting to relieve, the Manager from any liability (including liability under federal securities laws which under certain circumstances impose liability on persons who act in good faith) if doing so would be in violation of law.
Indemnification of Manager:	The Company will indemnify the Manager and the officers of the Company from any legal claims related to their service to the Company unless the claim is related to the Manager's or officer's gross negligence, reckless or intentional misconduct or fraud and excluding indemnification provisions from agreement not authorized in writing by the Company. Please review Article VIII of the Operating Agreement for additional indemnification provisions.
Amendment of the Operating Agreement; Limited Voting Rights:	Only the consent of the Manager is required to amend the Operating Agreement, except that if any Member's rights or obligations would be adversely affected by the proposed amendment (e.g., modifying the limited liability of a member; materially increasing the liabilities or responsibilities of a Member, materially decreasing the rights or protections of a Member, including the creation of a new class of Units), then the consent of such affected Member(s) will be required for such amendment to apply to such affected Member(s).

Distributions and Withdrawals of Capital

Distributions:	Distributions of any available cash or cash equivalents of the Company, after allowance for payment of all Company obligations then due and payable, including the Management Fee, debt service and operating expenses and for such reasonable reserves as the Manager shall determine, shall be distributed to the Members, on at least a quarterly basis if available, *pro rata* and *pari passu* as follows: (i) *First*, 100% to each Class A Member until such Class A Member has received cumulative distributions pursuant to Section 6.01(a)(i) of the Operating Agreement equal to such Class A Member's aggregate Capital Contribution; and (ii) *Second*, 100% of the remainder to Class A Members *pro rata* in proportion to their Class A Member Percentage Interest.
Withdrawals of Capital:	No Member may withdraw capital from the Company without the consent of the Manager.

Conversion; Repurchase; Transfer; and Sale of Interests

Conversion to Corporation:	The Company may, in the Manager's sole and absolute discretion, in the future convert from a limited liability company into a corporation by conversion, merger or other transaction (a "***Conversion***"). In the event the Manager approves such a Conversion, each Member agrees to take any and all actions as are reasonably necessary to give effect to the Conversion.

Involuntary Transfer; Repurchase of Class A Units:	In the event that the Class A Units owned by any Member shall be subject to an involuntary transfer, including by reason of (a) bankruptcy or insolvency proceedings, whether voluntary or involuntary, (b) distraint, levy, execution or other involuntary transfer, unless, in the case of this clause (c), the transferee releases such Interests within five (5) business days of the occurrence of any such involuntary transfer, (d) a transfer by operation of law (including in connection with a divorce or pursuant to applicable laws of descent and distribution in the event of the death of an individual Member holding such Class A Units) unless such transfer constitutes a Permitted Transfer (as defined in the Operating Agreement), or (e) Disability (as defined in the Operating Agreement) (each such subsections (a) through (e), an "*Involuntary Transfer*"), such Member (or his, her or its personal representative) shall give the Company written notice of such Involuntary Transfer stating the terms of such proposed transfer, the identity of the proposed transferee and the price or other consideration, if readily determinable, for which the subject Class A Units are to be transferred. After receipt of such notice, the Company (or its assignee, as determined by the Manager) shall have the right to purchase up to all of the Class A Units held by such Member (or his, her or its personal representative) at the price and on the terms applicable to such proposed transfer, which right shall be exercised by written notice given by the Company to the Member (or his, her or its personal representative) within ninety (90) days after the Company's receipt of such notice.
Restrictions on Transfer:	A Member may not pledge, assign, sell, exchange, or transfer its Class A Units (or any portion thereof) except pursuant to Rule 501 of Regulation CF, except with the consent of the Manager, which consent may be given or withheld in its sole and absolute discretion. The Class A Units will have transfer restrictions that will be subject to legal as well as contractual, transfer restrictions. No Class A Units may be pledged, transferred, resold or otherwise disposed of by any Investor except pursuant to Rule 501 of Regulation CF.
Approved Sale; Drag Along Rights:	If the Manager approves the sale of the Company to a third-party good faith purchaser (an "**Approved Sale**"), then each Member shall be deemed to consent to and raise no objections against such Approved Sale. If the Approved Sale is structured as a (i) merger or consolidation, each Member holding a Membership Interest shall waive any dissenters rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Membership Interest, each holder of a Membership Interest shall agree to sell all of his, her or its Membership Interest and rights to acquire a Membership Interest on the terms and conditions approved by the Manager, including, without limitation, any and all representations and warranties provided by the Members, indemnification obligations of the Members, escrow and other holdback arrangements, contingent purchase price arrangements, covenants and restrictive covenants made by the Members in connection therewith.
Transfer Agent & Registrar:	The Company will act as transfer agent and registrar for the Securities.

Miscellaneous

Fiscal Year:	The Company's fiscal year shall end on December 31.
Term:	The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of the Operating Agreement.
Dispute Resolution:	In any dispute, Members agree to waive their right to a trial by jury and to final and binding arbitration which shall be administered by the American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

FaultLine Issuer LLC

		Account	December 31, 2024
Income Statement			
FaultLine Issuer LLC			
As of December 31, 2024			
Assets			
	Current Assets		
		Cash and Cash Equivalents	
		Mercury Checking **4436	32,472.45
		Total Cash and Cash Equivalents	**32,472.45**
		Due from Founder	1,990.00
	Total Current Assets		**34,462.45**
	Fixed assets		
	Total Fixed Assets		0
Total Assets			**34,462.45**
Liabilities and Equity			
	Liabilities		
		Current Liabilities	
		Accrued Offering Fees	4,744.03
	Total Liabilities		4,744.03
	Equity		
		Additional Paid in Capital	71,124.94
		Retained Earnings	0
		Current Year Earnings	(41,406.52)
	Total Equity		**29,718.42**
Total Liabilities and Equity			**34,462.45**
Unaudited Financials			

Income Statement	
FaultLine Issuer LLC	
For the year ended December 31, 2024	
Account	**1 January - 31 December 2024**
Income	
Revenue Share	0
Total Income	**0**
Cost of Goods Sold	
Cost of Goods Sold	0
Total Cost of Goods Sold	**0**
Gross Profit	**0**
Operating Expenses	
Offering Fee Expenses	4,744.03
Intermediary Fees	7,112.49
Management Fees	29,500.00
Bank Fees	50
Total Operating Expenses	**41,406.52**
Operating Income	**(41,406.52)**
Other Income / (Expense)	**0**
Total Other Income / (Expense)	**0**
Net Income	**(41,406.52)**
Unaudited Financials	